CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
December 15, 2009
MEMORANDUM

TO:	Mr. Roger Schwall Mr. Sean Donahue Mr. James Murphy Division of Corporation Finance Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 0-29187-87) and Form S-3 (File No. 333-159237) Response to SEC Staff Comments Dated October 14, 2009
     We are responding to comments received via facsimile from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated October 14, 2009 regarding the filing listed above. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
     We are requesting that the Staff accord confidential treatment under the Freedom of Information Act to this submission. In addition, pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, as applicable, we request that the staff return Exhibit B and Exhibit C to us as soon as practicable following its review of such information.
Engineering Comments
1.	We have reviewed your response to our prior letter dated July 22, 2009 and have considered your comments on the conference call of September 18, 2009 and the subsequent letter dated September 22, 2009. We also note that you disclose in your recent SEC filings that you have approximately 3.2 million barrels of proved developed reserves in Camp Hill.

From Exhibit A of your letter dated September 22, 2009 it appears that when you divide the total proved undeveloped reserves by the number of patterns the average reserves per pattern is determined. We note however, that for the number of patterns that are actively being steamed, you have attributed what appears to be about five times the amount of reserves per pattern than the average pattern field wide. Therefore, it is not clear to us how you arrived at the much larger volume of oil that each pattern has in the actively steamed area. Any developed reserves beyond the steam injection patterns would be limited to primary recovery which you have stated is approximately one barrel of oil per day per well. If you assume a ten year life each well would have approximately 3,650 barrels of primary oil reserves. These wells would not have any proved developed tertiary reserves because they are outside the current steam patterns and, therefore, they

1

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
do not have any access to tertiary reserves. Tertiary reserves cannot be called developed reserves until such time that the surface facilities (steam injection lines, production flow lines, steam generators, etc) are in place to develop the reserves within the patterns those wells are associated with. Only having wells in place with no steam injection capabilities because of lack of the necessary surface facilities only allows you to access primary reserves. Therefore, please tell us why you believe your proved developed tertiary reserves are significantly greater than the average reserves contained in a pattern field wide for the small number of steam injection patterns that are currently active.

We believe that it is proper to attribute proved developed reserves to wells and patterns from which there has been production, which have been established as technically feasible, which we believe are economically viable, for which projects have been completed and shown response in diverse parts of the field, and with respect to which a majority of the development expenditures have been incurred.

As of year-end 2008, 34 producers and 26 injectors had been drilled in the Camp Hill field during 2007 and 2008, one steam generator was fully operational and steaming and all new equipment necessary for repairs to a second generator had been purchased. Although not all flow lines and manifolds had been completed as of year-end 2008 to make the second generator fully operational, this completion constitutes only a minor portion of the development expenditures on the project. We currently anticipate that all of this equipment should be installed and the second generator should be fully operational and steaming by year-end 2009. As discussed in our response letter dated October 9, 2007 and affirmed and supplemented in our response letters dated June 15, 2009 and August 5, 2009, we believe that the development of the Camp Hill field through steam injection is economically viable and has been established as technically feasible through prior commercial steaming on multiple leases within the field, as well as the initial steaming during the latter half of 2008 on the Moore B/Temple 1 lease on the eastern side of the Camp Hill Field. As a consequence, Carrizo and its independent reserve engineers believe that since all material equipment (wells, injectors and steam generators) was in the field, and all significant development costs necessary to establish tertiary production had been incurred to bring these wells onto tertiary steam-driven production, that the tertiary reserves associated with these wells, whether currently steaming or not at year-end 2008 could be booked as proved developed (even though partially non-producing) at that time.

Consistent with the current SEC definition of proved developed reserves, at December 31, 2008, the majority of the expenditures to develop the proved developed reserves in the field had already been spent (see, e.g., Rule 4-10(a)(3) of Regulation S-X; “Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance,” Section F(3)(e) (March 31, 2001); Comment Letter to GMX Resources, Inc., Comment 3 (September 25, 2007) (“We generally find that reserves are appropriately classified as proved developed reserves, using the definition in Rule 4-10(a)(3) of Regulation S-X, after the majority of development costs have been spent.”)). Consistent with the current definition of “proved developed reserves” and the

2

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
new definition of “developed reserves” adopted by the SEC and effective as of December 31, 2009, the costs of any required equipment that has not been installed yet is and will be relatively minor compared to the cost of the installed equipment and that developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods (see, e.g., New Rule 4-10(a)(6) of Regulation S-X; Adopting Release No. 34-59192, Section II.F.1. (also noting the definition of developed reserves is consistent with the Petroleum Resource Management System); Proposing Release No. 34-58030, Section II.F.).

2.	To date, you have only demonstrated a technical feasibility to recover oil by the injection of steam. If you cannot demonstrate that these reserves can be recovered economically at Camp Hill, which is a major criteria for the attribution of all categories of reserves, then it appears that the Camp Hill reserves should be removed as reserves of any classification. In this regard, we note response number six from your letter dated June 15, 2009 where you described the production response from steam injection on two leases as “immediate and significant.”

As explained in our prior response letters, earlier steam drives by prior operators in parts of the Camp Hill field (i.e., the “18 Pattern” area) were economic, as were analog steam drives in the nearby Slocum field operated by Shell. Please see our response letter dated August 5, 2009 (response #2, fifth bullet), as well as the supplemental material provided with our response letter dated October 9, 2007 and Exhibits A through C to the August 5, 2009 response letter. While production response to steam injection has been “immediate and significant” during our initial steaming on the Moore B/Temple 1 lease in the eastern portion of the field, it is too early to validate the expected field-wide economics of our tertiary recovery program because we are still in the heat injection phase and, based on actual prior Camp Hill field results, generally do not expect to achieve peak production rates from our injection patterns until approximately 16 months after steam injection commences, assuming continuous steaming and depending on several factors including, among others, the geological characteristics of the reservoir, the area encompassed by the flood pattern and rates of steam injection. Also as previously discussed in our prior response letters, in this type of steam-flood project, it is more appropriate to review the long-term costs and performance of the project instead of the initial cost ratios or short-term costs and production levels.

As discussed in prior responses and explained in our Annual Reports on Form 10-K, because the producer and injector wells in the Camp Hill Field are relatively inexpensive to drill and complete, operating costs constitute a critical element of the economic viability of the Camp Hill field tertiary steam flood. The most expensive portion of the operating costs (constituting approximately 89.65% of the total expected operating costs over the future life of the field) is the cost of natural gas to heat the water to produce the steam for injection. Therefore, a key measure of economic viability of the Camp Hill steam flood is the ratio of oil produced vs. the amount of steam injected to produce a barrel of oil and, particularly once the field reaches a steady production state, the ratio of oil price that we receive for our Camp Hill oil to the natural gas fuel price.

3

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
By way of direct analogy, at the economically profitable Slocum field that has similar technical and geologic conditions, Shell reported a produced oil to steam input ratio (vol/vol) of 0.18 over the flood life. (See Michael Prats, SPE Monograph Series, Volume 7: Thermal Recovery (1982), Table 7.2 on page 78, which is included in Exhibit A attached hereto). At this oil to steam ratio, the Slocum field requires a ratio of realized oil price to gas fuel price ($/bbl ÷ $/mcf) of about 2.5 to be economic.

During our initial injection phase in the Moore B/Temple 1 lease in the Camp Hill field in 2008, which was generally discussed in our response letter dated June 15, 2009, we reached a produced oil to steam input ratio of 0.035 in December 2008 after steaming since April 2008. This level of oil production was enough to cover our natural gas fuel costs at a realized oil price to gas fuel price ratio of 11.3 or above. The October 2009 realized price of $72.32/bbl oil and natural gas fuel price of $4.34/mcf resulted in a realized oil price to gas fuel price ratio of 16.7. The November 2009 realized oil price to gas fuel price ratio was $71.71/bbl oil to $3.86/mcf, or 18.6. As a consequence of steady oil prices and significantly lower natural gas fuel prices, the Camp Hill field would be economic even if it only reaches the oil to steam ratio of 0.035 achieved during the initial injection phase in the Moore B/Temple 1 lease in late 2008. This underscores the expected favorable economics of the field since we expect the amount of produced oil to increase as steaming continues and steaming levels increase. There is every reason to believe that this ratio will only improve if Carrizo steams for the 16-month period projected to be necessary to achieve peak production response from these patterns.

3.	Please expand Exhibit A to include all reserves from Camp Hill including those that will be developed within five years. If you have more than one generator indicate each generator with its own column so we can see at which year each generator will be moved or injection lines reconfigured to change injection patterns and the reserves and wells it will be impacting.

Our Camp Hill field reserve report at December 31, 2008 does not allocate specific generators to specific reserves but is instead based on the total amount of steam injected into certain leases. We look at total steam capacity for the field because it is relatively easy and inexpensive to move generators and reconfigure steam lines. The total amount of steam assumed in the reserve report to be injected into the field in any given year does not exceed the total capacity of the steam generators available in such year. Currently, the leases in the eastern part of the field are being steamed by one jumbo generator (with capacity of 3,475 bbls of steam per day), with a smaller portable generator (with capacity of 834 bbls of steam per day) being installed. The leases in the western part of the field are expected to be steamed by one jumbo generator (also with an output capacity of 3,475 bbls of steam per day, but only a permitted capacity of 2,224 bbls of steam per day) starting in December 2009 and an identical second jumbo generator that is being refurbished by April 1, 2010. Once all four generators are operating, the total permitted capacity of our steam generators will be 8,757 bbls of steam per day, and with a total output capacity of 11,259 barrels of steam per day. In response to your request, attached as Exhibit B is a table detailing our steam injection schedule by pattern, and attached as Exhibit C is a table detailing our expected oil production by pattern based on the steam

4

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
injection plan detailed in Exhibit B. Both tables are based on our Camp Hill field reserve report as of December 31, 2008 and do not assume steam input in excess of the currently permitted capacities of existing generators.

4.	Please tell us when you expect to move from “start-up” to full production as described in your response letter of June 15, 2009 in response number six.

As stated in our response letter dated September 27, 2009, we commenced steaming on September 14, 2009 utilizing one jumbo generator, with steam being injected into six newly drilled and completed patterns on the Royal Lease, as well as seven existing patterns on the Moore B/Temple 1 lease that had been steamed during 2008, as discussed in our prior responses. Based on actual Camp Hill field results, we currently believe that peak production response from these patterns is expected to be achieved approximately 16 months after commencement of steaming, assuming continuous steaming and depending on several factors including, among others, geological characteristics of the reservoir, the area encompassed by the flood pattern and rates of injection.

By year-end 2009, we will be injecting steam into an additional four patterns in the eastern part of the field (bringing the total patterns being steamed to 19 patterns) and nine patterns on the western side of the field.

5

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
Exhibit A
[See attached excerpt.]

6

EXHIBIT A
Thermal Recovery
Michael Prats
Consulting Research Engineer
Shell Development Co.
First Printing
Henry L. Doherty Memorial Fund of AIME
Society of Petroleum Engineers of AIME

New York	1982	Dallas

Contents

1.	Introduction		1
	1.1	Scope of the Monograph	1
	1.2	Objectives of the Monograph	1
	1.3	Early History of Thermal Recovery	1
	1.4	Potential Importance	3
	1.5	Organization of the Monograph	4
	1.6	Symbols and Units	4

2.	Thermal Recovery Methods		6
	2.1	Need for Thermal Recovery Processes	6
	2.2	Hot-Fluid Injection	8
	2.3	In-Situ Combustion	11
	2.4	Thermal Stimulation	13
	2.5	Comparison of Recovery Methods	14

3.	Physical and Mathematical Description of Heat and Mass Transfer in Porous Media		16
	3.1	Concepts and Definitions	17
	3.2	Mechanisms of Heat Transfer	18
	3.3	General Energy Balance	19
	. 3.4	Mechanisms of Mass Transport	20
	3.5	Continuity Equation	22

4.	Some Reservoir Engineering Concepts		30
	4.1	Reservoir Modeling	30
	4.2	Differences in FA and Bypass Models	32
	4.3	Bases for Predicting Project Performance	35
	4.4	Flow Resistance Between Wells	36
	4.5	Idealized Process Design	39
	4.6	Thermal Oil	39

5.	Heating the Reservoir		41
	5.1	Effective Volumetric Heat Capacity of Reservoir Formations	41
	5.2	Growth of Equivalent Heated Volume Under a Constant Rate of Heat Input	43
	5.3	Growth of Equivalent Heated Volume Under Variable Rates of Heat Input	47
	5.4	Heat Losses Through Produced Fluids	49

6.	Hot-Water Drives		55
	6.1	Mechanisms of Displacement	55
	6.2	Performance Prediction	59
	6.3	Design	70
	6.4	Examples of Field Applications	70

7.	Steam Drives		72
	7.1	Steam Drives	72
	7.2	Stability of Steam Fronts	73
	7.3	Prediction of Performance	75
	7.4	Design of Steam Drives	82
	7.5	Examples of Field Applications	85

8.	In-Situ Combustion		88
	8.1	The Fuel	88
	8.2	Oxygen/Fuel Interactions	91
	8.3	Kinetics	93
	8.4	Dry Forward Combustion	96
	8.5	Wet Combustion	102
	8.6	Reverse Combustion	109

9.	Cyclic Steam Injection and Other Thermal Methods		113
	9.1	Cyclic Steam Injection	113
	9.2	Other Cyclic Injection Processes	119
	9.3	Wellbore Heating	119

10.	Heat Losses From Surface and Subsurface Lines		125
	10.1	Heat Losses From Surface Lines	125
	10.2	Heat Losses From Wells	128
	10.3	Temperature Profiles In Wells	132
	10.4	Quality of Steam as a Function of Depth	134

11.	Facilities, Operational Problems, and Surveillance		137
	11.1	Surfactant Injection System	137
	11.2	Wells	142
	11.3	Surface Production Facilities	148
	11.4	Surveillance	150
	11.5	Operational Problems	154
	11.6	Health and Safety	157

12.	Evaluation of Reservoirs for Thermal Recovery		161
	12.1	Economics	162
	12.2	Rock, Reservoir, and Fluid Properties	165

13.	Pilot Testing		170
	13.1	Purpose of Pilots	170
	13.2	Design Considerations	170
	13.3	Pilot Design	173
	13.4	Evaluation of Pilot Performance	178
	13.5	Prediction of the Expansion Performance	181

14.	Other Applications		183
	14.1	In-Situ Recovery From Coal	183
	14.2	In-Situ Recovery From Oil Shale	186
	14.3	Other Methods of Heating Reservoirs	188

15.	Status and Potential of Thermal Recovery		193
	15.1	State of the Art	193
	15.2	Current Problems and Research	193
	15.3	Social Impact	194
	15.4	Potential Importance	195
	15.5	Frontier Areas	197

Appendix A: Selected Conversion Factors	199

Appendix B: Data and Properties of Materials	201

Nomenclature	202

Bibliography	257

Author/Subject Index	273

SPE Monograph Series
The Monograph Series of the Society of Petroleum Engineers of AIME was established in 1965 by action of the SPE Board of Directors. The Series is intended to provide an authoritative, up-to-date treatment of the fundamental principles and state of the art in selected fields of technology. The work is directed by the Society’s Monograph Committee, one of more than 50 Society-wide committees, through a committee member designated as Monograph Coordinator. Technical evaluation is provided by the Monograph Review Committee. Below is a listing of those who have been most closely involved with the preparation of this monograph.
Monograph Coordinators
William Vasilauskas, Chevron Overseas Petroleum Inc.
Aziz Odeh, Mobil Research & Development Corp.
Monograph Review Committee
L.A. Wilson, chairman, Gulf Research & Development Co., Pittsburgh
John Havenstrite, Exxon Co., U.S.A., New Orleans
Ted R. Blevins, Chevron Oil Field Research Co., La Habra, CA
W.L. Martin, Continental Oil Co., Ponca City, OK

72	THERMAL RECOVERY
Chapter 7
Steam Drives
Steam drives differ markedly in performance from hot-water drives, the difference in performance being solely due to the presence and effects of the condensing vapor. The presence of the gas phase causes light components in the crude to be distilled and carried along as hydrocarbon components in the gas phase. Where the steam condenses, the condensable hydrocarbon components do likewise, thus reducing the viscosity of the crude at the condensation front. Moreover, the condensing steam makes the displacement process more efficient and improves the sweep efficiency. Thus, the net effect is that recovery from steam drives is significantly higher than from hot-water drives.
7.1 Mechanisms of Displacement
The experimental work of Willman et al. 1 shows that both steam and hot-water drives (1) improve oil mobility by reducing viscosity and (2) reduce residual oil at high temperatures. They achieve those effects to such a degree that the recovery of viscous crudes is better than could be attained by waterflooding.
     Of course, all phenomena encountered in hot-water displacement (and discussed in Section 6.1) also are found in steam displacement. This is not only because the arrival of the condensation front is preceded by a hot-water drive-the steam condensate—but also because a hot-water phase is present along with steam in all cases of practical interest. Although the same phenomena are present-e.g., temperature still will affect surface forces — the magnitudes may be different as a result of the vapor phase. As in the case of hot-water drives, it is not well understood how the displacement process is affected by changes in surface forces resulting from temperature effects.         .
     An important additional phenomenon affecting displacement in steam drives — a phenomenon first discerned by Willman et al.1 — is the steam distillation of the relatively light fractions in the crude. Distillation causes the vapor phase to be composed not only of steam but also of condensable hydrocarbon vapors. Some hydrocarbon vapors will condense along with the steam, mixing with the original crude and increasing the amount of relatively light fractions in the residual oil trapped by the advancing condensate water ahead of the front. Dilution by light fractions causes some of the trapped oil to be displaced by the condensed water. The rest is stripped by the steam of all the remaining light ends, thus leaving less but heavier residue. The lighter components, stripped from the bypassed oil, help to regenerate and maintain a “solvent” bank just downstream of the condensation front. That this is the case may be seen from Fig. 7.1, which shows experimental results of Willman et al. 1 on the distillable content of the produced crude as a function of the cumulative oil produced. The produced crude did not change in composition until the steam zone was relatively near, at which point the volatile content increased markedly. Apparently, light ends in the vapor contributed to the high volatile content of the oil (including condensed hydrocarbons) produced after steam breakthrough.
     The distillation of the crude bypassed by the advancing condensation front can result in very low ultimate residual oil saturations in the steam-swept zone. In principle, residual crude saturations can be essentially zero where the original crude has been diluted with large volumes of hydrocarbon condensate. Fig. 7.2, taken from Volek and Pryor,2 shows the variation of residual oil in a tube steam-displacement laboratory experiment on a 24°API crude. The 20-in. sandpack initially was flooded to the cold-water flood residual oil saturation of 0.25. As can be seen, the oil saturation within most of the steam-swept zone is very low, in the range of 0.01 to 0.03. Near the condensation front, but still within the steam zone, the residual oil saturation has the much higher value of 0.16, suggesting that the steam is at least nearly “saturated” with hydrocarbon vapors. That is, distillation was not very pronounced under the conditions that prevailed in the interval between 24 and 30 in. from the injection end. Analysis of another experiment, shown in Fig. 7.3, confirms the expectation that the average boiling point (average carbon number) of the residual oil decreases with distance from the injection end. This experiment, which was conducted with 400-psi steam, was terminated at steam breakthrough. And yet, note that

STEAM DRIVES	73
the average boiling point of the residual oil closest to the production end (Sample 4) is significantly higher than that of the original crude. This indicates that distillation had been important in the zone near the condensation front under the prevailing experimental conditions. Note also that the two samples closest to the steam inlet have essentially no components with less than 16 carbon atoms, these having been stripped off by the injected steam. Distillation, thus, is known to be of importance in the steam displacement of light crudes.
     Injection of steam through granular packs containing crude oils, under conditions such that only vapor-phase recovery of the oil is obtained, shows that distillation is also important for heavy crudes, albeit to a lesser degree.3 Fig. 7.4 shows that even a 9°API crude contains about 5 vol% of components distillable with 200-psia steam.
     The concentration of the light components near the steam condensation front as a result of distillation and subsequent condensation would have a pronounced influence on the viscosity of the crude encountered by an advancing steam front. Only a small amount of diluent is required to reduce significantly the viscosity of heavy crudes, especially very heavy crudes. This relatively low-viscosity enriched crude is what is encountered by the advancing steam front. Just on the downstream side of the condensation front, then, the pressure gradients are significantly lower than if the original crude were present, a fact that will be used in the next section.
     The rate of transport of the light components dissolved in the crude left within the steam zone and moving toward the vapor phase is controlled by diffusion and eddy flow within the oil phase and is reduced as the viscosity of the crude increases. Everything else being the same, then, the amount of a specific light component recovered over an interval of time would be larger the more volatile the crude. Here, of course, we are discussing only those components that are dissolved in the oil phase.
     To develop very low (~0.0 to 0.05) residual oil saturations in steam-driven heavy crudes requires the generation of an adequate solvent bank. Such low residual saturations, therefore, should not be expected very near steam injectors. This effect raises questions about the determination of residual oil saturations in short-tube laboratory experiments.
     Low values of residual oil saturations have been reported in field operations. Blevins4 reported a 10-ft core interval in the Kern River field with an average saturation of about 0.03. Volek and Pryor2 reported several 10-ft core intervals in the light-crude Brea field with “essentially zero oil saturations.” It is clear that the displacement efficiency in steam drives can be very high.
7.2 Stability of Steam Fronts
Steam displacement is a stable process 5—i.e., one that is not conducive to the formation and growth of viscous fingers. Small steam fingers, if formed, tend to lose heat at relatively high rates, ultimately resulting in condensation and disappearance of the

Fig. 7.1 —	Composition of the oil produced during steam injection into a core initially containing two steam-distillable white oils and connate water.[1]

Fig. 7.2 —	Residual oil saturation after steam injection.[2]

Fig. 7.3 —	Hydrocarbon component distribution in residual oil after steamflood. (Sample N was obtained from the Nth quarter of the tube residue closest to the inlet.)[2]

74	THERMAL RECOVERY

Fig. 7.4 — Crude oil steam distillation yield.[3]
steam and, thus, the finger. Although such simple physical arguments for the stability of steam displacement have been advanced for many years, in only the last few years has mathematical support been available. This was first provided by Miller6 although he considered only steam displacing water. The stability analyses of oil-containing systems probably would not lead to radically different conclusions.
     A parameter commonly used in reservoir engineering as a measure of the stability of a displacement front in the absence of capillary and gravity forces is the ratio of the pressure gradient aP/an normal to and on the downstream side of the displacement front to that on the upstream side. From Darcy’s law, this pressure gradient ratio can be expressed as
Here, (u/λ) d is the volumetric flux u normal to the front divided by the mobility λ of any flowing phase present at the downstream side of the displacement front and, similarly, for the upstream side. Quantities upstream and downstream of the front are identified by the subscripts u and d, respectively. The choice of phases has no influence on the pressure gradient ratio, and different phases can (and sometimes must) be used on opposite sides of the displacement front. In solving for the pressure distribution in problems involving a swept and unswept zone separated by a displacement front, the ratio of the pressure gradients normal to the front must be specified. Examples are given by Muskat.7 Because the pressure gradient ratio first was used in waterflooding, in which it was assumed that only water flows upstream of the displacement front and only oil downstream, it follows that ud = uu and Eq. 7.1 reduces to
     The ratio of the pressure gradients then is given by the numerical value of the ratio of the mobility of the only fluid flowing in the swept zone (water) to that of the only fluid flowing in the unswept zone (oil). Because of the great importance of waterflooding in the early development of displacement processes, the ratio of the pressure gradients became synonymous with mobility ratio M, where
Over the years, the use of mobility ratio became so entrenched as being the number that determined the stability of a displacement process (as indeed it is for processes that are not characterized by condensation phenomena) that we lost sight of the fact that it is the value of the pressure gradient ratio that controls the behavior of the displacement front. Accordingly, in applying the customary use of mobility ratio at the steam displacement front, very large values of the mobility ratio generally are obtained because of the low viscosity of the steam vapor, which appears in the denominator of Eq. 7.3. Large values of the mobility ratio M correspond to unstable displacements. As stated earlier, all evidence indicates that steam displacement is a relatively stable process. And this has led to a paradox: the calculated unfavorable displacement by steam and the observed favorable displacement.
     Let us consider Eq. 7.1 for the case of steam. If we write Meq for the pressure gradient ratio and call this an equivalent mobility ratio to conform with past (and current) usage, the equivalent mobility ratio of steam drives may be expressed as where v is the kinematic viscosity,
µ is the fluid viscosity, kr is the relative permeability, the subscripts s and w identify properties related to steam and water, and the subscript d is used to indicate that a property is evaluated at the downstream

STEAM DRIVES	75
side of the displacement/condensation front. In developing Eq. 7.6, it has been assumed that the absolute permeability is the same on both sides of the displacement front. If this is not the case, then the right side of Eq. 7.6 should include a factor ka,u/ka,d.
     Expressions for the equivalent mobility ratio identical with Eq. 7.6 have been presented by Hagoort8 and Combarnous and Sourieau.9 Neither study considers the effect of a moving oil phase, although Hagoort considers the presence of a residual oil saturation.
     Combarnous and Sourieau evaluated the quantity
for piston-like displacement of water by injection of (1) heated water (at the steam saturation temperature corresponding to the ambient pressure), (2) steam of 100% quality, and (3) superheated steam.
     The calculations were based on a mass balance for the total water content (both liquid and vapor) across an advancing displacement front. Only steam or hot water is considered to exist in the upstream zone, and only liquid water exists downstream of the front. The energy balance across the advancing displacement front also is considered, with the temperature on the downstream side of the displacement front being the same as the initial reservoir temperature. The temperature at the upstream side of the displacement front is taken to be the temperature of the injected fluid. In the case of steam injection, the assumption of no liquid water in the steam zone is unrealistic, since it does not account for the condensate that forms as the steam front advances through the unheated reservoir. But, as Combarnous and Sourieau point out, the idealized model offers insight into the stability and equivalent mobility ratio of steam drives and hot-water displacement.
     As indicated in Fig. 7.5, the initial temperature of the reservoir and the pressure at the displacement front have been related to representative reservoir depths by using average temperature and pressure gradients. Since the mathematical model considers the presence of only a single phase on each side of the displacement front, the relative permeability ratio appearing in Eq. 7.8 is unity. Thus, for steam displacement, the vertical axis in Fig. 7.5 is the reciprocal of the mobility ratio defined in Eq. 7.4. As can be seen from the results, heated water displacing formation water always has an unfavorable mobility ratio (Meq>1); values of 1/Meq range approximately from 0.17 to 0.38. Displacement by saturated steam is stable (Meq < 1) for temperature up to about 370 ° F, beyond which it is unstable (Meg>1). Inclusion of saturation distributions upstream and downstream of the displacement front would extend the temperature range over which the effective mobility ratio is favorable, which is consistent with laboratory observations.5 But even with the very simplest of models, it is unmistakable that displacement by steam is more stable than by hot water. Likewise, superheated steam leads to more

Fig. 7.5 —	Calculated reciprocal effective mobility ratio for hot water and steam displacing cold water. (At a given pressure, the temperature of the displacing fluid is the steam saturation pressure, and that of the displaced fluid is related linearly to the pressure by means of typical and constant geothermal temperature and hydrostatic pressure gradients.9)
stable displacements than does saturated steam. Except possibly very near the critical point of water, steam displacement is more stable as the temperatures decrease.
     Although no published studies have considered the presence of a movable oil phase, the results shown in Fig. 7.5 indicate that steam displacement is more stable than displacement resulting from hot water under otherwise similar conditions. These theoretical calculations complement the experimental observations regarding the stability of the steam displacement process. For a better understanding of the steam displacement process, it would be highly desirable to extend the work cited here to consider the conditions at the steam/oil displacement front.
7.3 Prediction of Performance
For steam drives, because oil saturations in the steam-swept zones are low and effective mobility ratios are favorable, it has been easy to develop simple methods of predicting oil recovery. In these simple methods, variations in residual oil saturations within the steam zone, such as would result from distillation, generally are neglected. In other words, the values of the residual oil saturation used in the calculations are usually just those determined from simple steamflood experiments or assumed on the basis of experience. Experimentally obtained residual oil saturations do include distillation effects but generally do not include the full extent of solvent condensation effects. If it is thought that distillation and condensation phenomena reduce the steam drive residuals measured in the laboratory, corrections for the effect could be estimated. All the simple prediction methods use a single value of residual oil saturation in the steam-swept zone.
     The first step in the calculations is to determine the volume of the steam zone and the amount of oil displaced from it. Where the gross volume of the steam zone is Vs, the amount of oil produced is

76	THERMAL RECOVERY

Fig. 7.6 —	Fraction of heat injected in steamflood remaining in steam zone.[14] (f hv is the ratio of latent energy to total energy injected).
where hn is the net reservoir thickness, ht is the gross reservoir thickness, Soi is the initial oil saturation, Sor is the residual oil saturation, and Ec is the produced fraction of the oil displaced from the steam zone (sometimes called the capture factor).
     The volume of the steam zone Vs can be found by methods such as the one proposed by Mandl and Volek.10 Their method differs from those used by Farouq Ali,11 Neuman,12 Marx and Langenheim,13 and Willman et al.1 in that it identifies a critical time beyond which the zone downstream of the advancing condensation front is heated by hot water moving through the condensation front. Prior to the critical time tc, all the heat in the reservoir is within the steam zone, and the results of Mandl and Volek10 are the same as those of Marx and Langenheim.13 The concept of a critical time is a significant contribution. Its derivation is based on three assumptions: (1) there is no gravity override of the steam zone, (2) all points on the condensation front advance at the same rate, and (3) the heat injection rate is constant. Departing from these assumptions — and in practice one always departs from them to some extent—will cause the critical time tc to be smaller than that given by Mandl and Volek.10 Other authors1,11 consider the presence of hot water downstream of the vertical condensation front from the moment of injection. Although Willman et al.,1 Farouq Ali,11 and others consider the oil displacement by the hot-water condensate downstream of the condensation front, Myh11 and Stegemeier14 ignore the contribution as being small. Neuman12 apparently considers the presence of a hot-water zone below steam zones affected by gravity override.
     An approximate method developed by van Lookeren15 and based on segregated flow principles is the only one that considers the effects of dip, the ratio of gravity to viscous forces, and the liquid level in the injection well on the production response. He provides results for both linear and radial flow and makes use of the equivalent mobility ratio given by Eq. 7.6. The method also yields approximate shapes for the steam zones under the influence of buoyant forces, which are discussed briefly in Chap. 4.
     Myhill and Stegemeier14 adopted and modified the steam zone volumes calculated by Mandl and Volek10 so that the steam zone volume would vanish when no steam vapor is injected. The volume of the steam zone always can be related to the fraction of the injected heat present in the steam zone, Eh,s, by
MR represents the total heat content of the steam zone per unit volume, and Qi is the cumulative heat injected, calculated from the heat injection rate Qi:
where wt is the mass rate of injection into the reservoir, ∆T is the temperature rise of the steam zone above the initial reservoir temperature (assumed to be the same as the temperature rise at downhole conditions, ∆Ti), (fsdh and Lvdh are the steam quality and the latent heat of vaporization both at downhole conditions, respectively, and Cw is the average specific heat over the temperature range corresponding to ∆T. The function Eh,s has been called the thermal efficiency of the steam zone and vanishes when no steam vapor is injected. For a constant rate of heat injection, it is given (after correcting a misplaced bracket in Eq. A-4 of Ref. 14) by

STEAM DRIVES
The dimensionless time tD is given by
the function G(tD) is given by
the dimensionless critical time is defined by
fh v, the fraction of the heat injected in latent form, is given by and the unit function U(x) is zero for x<0 and one for x>0.
     Eh,s’ the thermal efficiency of the steam zone, is plotted as a function of dimensionless time in Fig. 7.6 for several values of the parameter fhv, the fraction of heat injected in latent form. Because of heat losses to the adjacent formations (see Chap. 5), the fraction of the injected heat present in useful form within the steam zone decreases with time. For a constant rate of heat injection (at constant steam quality), the volume of the steam zone calculated by Eq. 7.10 would continue to grow with time. But at long times, the growth rate of the steam zone would be very slow. When all the heat is injected as sensible heat (fhv = 0), the thermal efficiency of the steam zone is zero. The maximum thermal efficiency of the steam zone is obtained as the fraction of the heat injected in latent form approaches unity and is the same as that
Fig. 7.7 —	Comparison of calculated and observed steam/oil ratios for field projects. (Data are from Table 7.2.)
given by Marx and Langenheim. Note that because of the sensible heat of the steam vapor the value of fhv can only approach unity in practical applications.
     A quantity that is indicative of the success of a steam drive and changes slowly with time during a project is the ratio of the equivalent volume of steam injected (as condensate) per volume of oil produced. This quantity is known as the steam/oil ratio and is denoted by the symbol Fso. (The reciprocal quantity Fos, the oil/steam ratio, also is used extensively.) Accordingly, the steam/oil ratio Fso is given by where Ws,eq is a measure of the steam used, expressed as equivalent volumes of water.
     Bases for determining Ws,eq include the steam injected, the steam generated, the feedwater passed through the generator, and the equivalent energy content. In some cases, the actual heat injected is reported without regard to the amounts in sensible
TABLE 7.1 — STEAM DRIVE FIELD PROJECTS — SUMMARY OF CONDITIONS14

			Thermal
		Number	Properties*	Petrophysical Properties					Steam Parameters
		of	Ti	ht						Ps	is	A	t
Field	Reference	Injectors	(*F)	(ft)	hn/ht,	Ø	∆S**	fsb	fsdh	(psig)	(BID)	(acres/well)	(years)
Brea (“B”sand)	2	4	175	300	0.63	0.22	0.40	0.75	0.54	2000	500	10	8
Coalinga (Section 27, Zone 1)	16	40	96	35	1.0	0.31	0.37	0.7	0.55	400	500	9.2	4
El Dorado (northwest pattern)	17	4	70	20	0.85	0.26	0.20	0.75	0.45	500	200	1.6	1
Inglewood	18	1	100	43	1.0	0.37	0.40	0.75	0.7	400	1100	2.6	1
Kern River	19	85	90	55	1.0	0.32	0.40	0.7	0.5	100	360	2.5	5
Schoonebeek	20	4	100	83	1.0	0.30	0.70	0.85	0.7	600	1250	15	6
Slocum (Phase 1)	21	7	75	40	1.0	0.37	0.34	0.8	0.7	200	1000	5.65	2.5
Smackover	22	1	110	50	0.5	0.36	0.55	1.0	0.8	390	2500	10	1
Tatums (Hefner steam drive)	23	4	70	66	0.56	0.28	0.55	0.7	0.6	1300	685	10	5
Tia Juana	24	7	113	200	1.0	0.33	0.50	1.0	0.8	300	1400	12	5.3
Yorba Linda (“F”sand)		2	110	32	1.0	0.30	0.31	0.8	0.7	200	850	35	4.5

*MR =	35 Btu/cu ft-ºF, Ms = 42 Btu/cu ft-ºF, λs = 1.2 Btu/ft-hr-ºF.

**∆S =	Oil saturation at start of steaming minus the change in oil saturation from estimated primary during steam-drive period minus 0.15. The term 0.15 represents an average value of the residual oil saturation after steam drive.

78	THERMAL RECOVERY
Fig. 7.8—	Comparison of core analysis of two wells 150 ft apart.[4]
and latent form. In others, barrels of feedwater are reported at a specified steam quality. Thus, there is no standard within the industry for reporting the steam/oil ratio given by Eq. 7.15. Since we propose using the recovery prediction method presented by Myhill and Stegemeier,14 we shall use their definition of the equivalent volume of steam used.
     Myhill and Stegemeier14 converted the enthalpy of the steam at the generator outlet (relative to the ambient temperature of the feedwater) to the equivalent volume of injected steam Ws,eq. based on a reference enthalpy of 103 Btu/lbm. When expressed in terms of the heat injected Qi, their relation becomes
Here, TA is the ambient temperature of the boiler feedwater, and the subscripts b and dh represent boiler outlet and downhole conditions, respectively. Note that since the equivalent volume of steam injected is a measure of the thermal energy injected into the reservoir, it would not become zero even when the steam quality is zero.
     Since only constant rates of heat injection have been considered in this chapter, the cumulative heat injected appearing in Eqs. 7.10 and 7.16 is equal to the product of the heat injection rate times the injection period. In actuality, constant rates of heat injection are never attained, so that in principle (1) the cumulative steam injected must be based on the average steam injection rate, (2) the cumulative equivalent volume of steam injected also must consider variations in temperature at the boiler inlet and outlet and at the bottom of the injection well, and (3) the thermal efficiency of the steam zone given by Eq. 7.12 should be obtained by superposition or equivalent procedures. Chap. 5 discusses procedures for taking into account these variable factors.
TABLE 7.2—COMPARISON OF FIELD RESULTS14

			Calculated	Field
			Additional	Additional
	Quantity	Steam-	Equivalent	Equivalent
	of Steam	Zone	Oil/Steam	Oil/Steam
	Injected*	Size"	Ratio	Ratio
Field	WsD	VsD	(vol/vol)	(vol/vol)
Brea	0.5	0.15	0.13	0.14
Coalinga	0.94	0.45	0.16	0.18
El Dorado	1.6	0.315	0.05	0.02
Inglewood	1.26	1.256	0.41	0.28
Kern River	1.92	1.139	0.32	0.26
Schoonebeek	0.95	0.617	0.43	0.35
Slocum	1.41	1.202	0.29	0.18
Smackover	1.23	0.756	0.27	0.21
Tatums	1.54	0.397	0.13	0.10
Tia Juana	0.47	0.551	0.59	0.37
Yorba Linda “F”	0.54	0.280	0.16	0.17

*WSD=Ws,eq/(7758ht)

**VSD=V s/(7758htØ)
     Fig. 7.7 compares steam/oil ratios calculated using Eqs. 7.9 through 7.16 with those obtained in field projects. The calculations were based on the assumption that the heat injection rates were constant over the life of the projects and used a capture factor of 100%. The capture factor is the fraction of the displaced oil that is produced. Since a number of these field projects already had primary production at the time steam injection started, the comparison is made with the field ratios associated with the oil production resulting from steam injection.
     The additional equivalent steam/oil ratio for the field projects was based on the difference between the total recovery and the recovery from the primary production (extrapolated where necessary). That is, it is based on the quantity called “incremental thermal oil” in Fig. 4.13.
     Tables 7.1 and 7.2 summarize the conditions on which the field and calculated additional equivalent steam/oil ratios are based.
     Three fields — Yorba Linda, Coalinga, and Brea -have values close to those calculated. Those three fields have a high potential for gravity drainage. -They have either relatively large dips or massive vertically continuous sand bodies and fairly high permeability. Of the remaining eight fields, only one (Tatums) has a significant dip, but its permeability is low. The average ratio of the field steam/oil ratio to the calculated steam/oil ratio for the latter group of fields is approximately 1.5 and is 0.9 for the three fields with good gravity drainage. Thus, the correlation shown in Fig. 7.7 indicates that the average steam/oil ratios from the field projects range -¦ from 1.5 to 0.9 of the calculated values, the latter value prevailing in reservoirs with good gravity drainage. Since the calculated steam/oil ratios are based on a capture factor of 100%, these results indicate that the capture factor Ec required to bring the results into agreement lies between 0.66 and 1.1, the latter value prevailing in reservoirs with good , gravity drainage. Capture factors larger than 1.0 mean that more oil is produced than is displaced

STEAM DRIVES	79
from the steam zone. This is possible where natural forces, such as gravity, have a significant influence on the production of the oil outside the steam zone.
     Considering the large variation in reservoir properties and operating variables associated with these projects, it is surprising to find such a relatively small spread in the effective capture factor Ec. The significance is that Eq. 7.9 can be used, at least for screening purposes, to predict the recovery from steam drives, even though the authors only proposed the method to predict oil/steam ratios at a mature stage of steam injection. The authors have advised that this simple procedure be used with caution, at least until improved yet simple alternatives are developed.
     Recovery prediction, although the most important aspect, is not sufficient to describe the total performance of a field project. The distribution of the steam within the reservoir is important for estimating injectivity, heat and steam breakthrough (which may have an impact on well spacing, project life, and poststeam breakthrough production performance), and the overall recovery efficiency. One of the more important aspects regarding the distribution of the steam within the reservoir is the location of the steam zone within the vertical extent of the reservoir. It is well documented in both field and laboratory studies that steam rises to the top of the injection interval where adequate vertical communication is present.4,12, 15, 26 Fig. 7.8, taken from Blevins et al., 4 provides an example of the rise of steam considerably above the injection interval. The rise is due simply to the effect of buoyant forces, and the degree of the gravity override would be expected to be correlatable with the ratio of gravity forces to horizontal viscous forces, which may be expressed as15
In this expression, g∆p/gc represents the buoyant force gradient between two fluids having a density difference ∆p, ∆p/L represents the pressure gradient, wi/A is the mass injection rate wi per cross-sectional area A, and p and k/µ are the density and the mobility of the injected fluid. Indeed, experimental results reported by Baker26 and reproduced here as Fig. 7.9 show that the steam front tends to remain vertical over a longer period of time as the ratio of gravity to viscous forces decreases. In the two runs shown in Fig. 7.9, all the parameters appearing in Eq. 7.17 are constant except for the mass injection rate. Values of the vertical sweep efficiency at a time given by have been calculated vs. relative values of the ratio of gravity forces to viscous forces defined by Eq. 7.17 from the results reported by Baker.26 Here α is the thermal diffusivity of the water-saturated sand, h the sand thickness, and t is time. Results, plotted as Fig. 7.10, again show that vertical sweep efficiency increases as the ratio of gravity forces to viscous forces decreases. Although there is some scatter, there does appear to be a correlation between the ratio of
Fig. 7.9 —	Steam front at different times in two model runs at high injection pressure and different injection rates.[26]
Fig. 7.10 —	Vertical sweep efficiency correlation for steam drives. Jones[25] recently has provided a program for a hand-held calculator to predict the performance of steam drives based on the models of van Lookeren[15] and of Myhill-Stegemeier[14] (the latter with some modifications). In this figure, Pl represents the injection pressure.

80	THERMAL RECOVERY
Fig. 7.11 —	Calculated and observed steam zone thickness deduced from temperature profiles -10-pattern steamflood, Kern River field, California.[12]
gravity forces to viscous forces and the vertical sweep efficiency of the steam zone. The two isolated points on the middle left side of the plot correspond to the two runs using the smallest steam injection rates and may reflect experimental difficulties in controlling the rate of steam injection. These two points have been ignored in drawing the solid curve.
     Although these results were obtained in the absence of oil, similar results were obtained when oils with viscosities less than about 2 cp at the steam temperature were used in the experiments. But an oil of 8-cp viscosity at steam temperature (300°F) gave a significantly lower vertical sweep efficiency. Thus, it appears that the presence of a heavy oil may promote gravity override,15 perhaps by resisting the formation of the steam zone across the entire vertical extent of the sand. Data from the oil runs also were ignored in drawing the curve.
     It is emphasized that these observations are valid in homogeneous and uniform sands; heterogeneities such as are caused by “thief” (or highly permeable) zones and poor vertical communication could lead to completely different behavior. The mobility ratio of a steam displacement may be favorable with water and low-viscosity oils but would be less favorable (and even unfavorable) as the viscosity of the crude increases.
     Other than the work of van Lookeren,15 the only published method for estimating the vertical cross section of the steam zone is that of Neuman.12 Both assume the steam zone is always at the top of the sand. In addition to being independent of reservoir fluid flow properties and of the ratio of gravity forces to viscous forces, the volume of the steam zone calculated from Neuman’s equation is proportional to the cumulative net heat injected into the reservoir and appears to be independent of the heat losses from the steam zone. Since Neuman did not provide the derivation of the equations, it is not possible to assess the substance of the method.
TABLE 7.3 — RESERVOIR PARAMETERS FOR EXAMPLE 7.1

Porosity	0.18
Net thickness, ft	34.0
Gross thickness, ft	41.0
Average oil saturation	0.66
Residual oil saturation	0.17
Reservoir temperature, °F	93
Volumetric heat capacity of* heated reservoir, Btu/cu ft-°F	38.1
Volumetric heat capacity of adjacent formations, Btu/cu ft-°F	41.8
Thermal diffusivity of adjacent formations, sq ft/D	0.70

*	Calculated from Eq. 5.3 to include the latent heat of condensation in the steam zone and the heat capacity of the nonpay interval:
MR=[hnMR,pay+(ht-hn)M R,nonpay]lht
However, the area is given as increasing linearly with the square root of steam injection time when the net heat injection rate is constant, and the thickness of the steam zone at any distance from the injection well is given as proportional to the square root of the time elapsed since the leading edge of the front reached the point. Comparison between observed steam zone thicknesses and those calculated by Neuman’s equation, is given in Fig. 7.11. In this equation, s is an average value of the properties in the overburden and in the reservoir beneath the steam zone, M Rse is the volumetric heat capacity of the steam zone neglecting all contributions due to the steam itself, and ∆t “is the time elapsed since steam first arrived where the steam zone thickness (∆zs) is to be calculated.” The agreement is reasonably good in most cases. Neuman also reports that approximately “half as much oil is displaced from the region below the steam zone as from the steam zone itself.” This observation is based on the experience at Kern River4 and Inglewood18 and may differ markedly in steam drives in different reservoirs.
     Other than the method of van Lookeren, there are no simple procedures for predicting the degree of gravity override on the shape of the steam zone. And no simple methods are known for predicting the effect of heterogeneities. This generally is done on the basis of experience unless numerical simulation is used to study the process. Even then the results may be particularly sensitive to the degree of vertical communication and homogeneity assumed in the study. The predicted recovery does not appear to be very sensitive to the shape of the steam zone, at least until steam breakthrough.14 In principle, steps taken to curtail steam production after breakthrough should affect the subsequent recovery. With a large degree of override, steam breakthrough would occur relatively early and would reduce the amount of oil produced up to breakthrough.
     For viscous crudes, breakthrough of steam under bypassing conditions is likely to lead to significant oil production after breakthrough. Under frontal drive conditions, postbreakthrough recovery would be expected to be lower than under bypass conditions.

STEAM DRIVES	81
Example 7.1— Estimating the Recovery History by Steam Drive
The feedwater rate into a steam generator is 1,000 B/D, referred to a temperature of 60°F. The inlet feedwater temperature averages 80 °F, and the output temperature and steam quality average 565 °F and 0.78. The quality of the steam entering the reservoir is 0.73, and the bottomhole temperature is also 565 °F. Pertinent reservoir properties are given in Table 7.3. Estimate the approximate recovery history due to the steam injection using the Myhill-Stegemeier14 method.
     The fraction of the heat injected in latent form f h v is calculated from Eq. 7.15 to be
Values of the fluid properties appearing in this equation are given in Table 7.4. The value f hv= 0.47 is used to enter Fig. 7.6 to calculate the heat efficiency of the steam zone as a function of time. For values of dimensionless time smaller than the critical value, the heat efficiency of the steam zone is given by the upper curve of Fig. 7.6. The value of the dimensionless critical time defined by Eq. 7.13 can be found from Table 5.2 as the value of tD for which or tD = tcD = 0.49, as obtained by linear interpolation. After the critical time, the heat efficiency of the steam zone would follow the curve corresponding to fhv =0.47 in Fig. 7.6. Rather than interpolate between the curves for f hv =0.5 and 0.333 in Fig. 7.6, the curve for fhv =0.5 is used for these calculations.
     The relationship between real and dimensionless time is found from Eq. 5.6 and is
Values of the heat efficiency of the steam zone
TABLE 7.4-DOWNHOLE FLUID PROPERTIES FOR EXAMPLE 7.1

Injection temperature, °F	565
Latent heat of condensation, Btu/lbm	615.4
Steam quality	0.73
Specific heat of water,* Btu/lbm-°F	1.08
Density of water, Ibm/cu ft	45.0

*	Calculated from the difference in the enthalpy of saturated liquid water at 575 and 93º F divided by (565 — 93)º F.
have been calculated at a number of selected times and are listed in Table 7.5.
     The heat injection rate into the reservoir, Qn which follows from Eq. 7.11, is
Cumulative heat injected also is listed in Table 7.5. The volume of the steam zone then is calculated as a function of time from Eq. 7.10:
Values of Vs, which also have been listed in Table 7.5, represent the gross volume of the steam zone in the reservoir, and are expressed in acre-ft when t is in days.
The areal extent of the steam zone then is given by
A(in acres)=Vs/(41.0ft),
values of which are listed in Table 7.5.
     The cumulative oil production, which is proportional to the steam zone volume, is calculated from Eq. 7.9 and is given by
TABLE 7.5 — ESTIMATED PERFORMANCE — EXAMPLE 7.1

					Gross	Areal	Cumulative		Equivalent
		Thermal	Cumulative		Volume of	Extent of	Oil		Steam
		Efficiency of	Heat		Steam Zone	Steam Zone	Production		Injected		Steam/Oil
Dimensionless	Time	Steam Zone	Injected Qi		vs	A	Np		Ws,eq		Ratio
Time	(years)	(fraction)	(Btu)		(acre-ft)	(acres)	(bbl)		(bbl)		FSo
0.05	0.068	0.855	8.34x10	[9]	9.10	0.222	3.62x10	[3]	2.50x10	[4]	6.8
0.10	0.137	0.805	1.68x10	[10]	17.3	0.422	6.87x10	[3]	5.00 x10	[4]	7.2
0.20	0.273	0.742	3.35x10	[10]	31.7	0.775	1.26x10	[4]	1.00x10	[5]	7.9
0.50	0.683	0.642	8.38x10	[10]	68.7	1.68	2.73x10	[4]	2.50x10	[5]	9.4
1.00	1.37	0.537	1.68x10	[11]	115	2.82	4.58x10	[4]	5.00x10	[5]	11
2.0	2.73	0.427	3.35x10	[11]	183	4.46	7.26x10	[4]	1.00x10	[6]	14
5.0	6.83	0.300	8.38x10	[11]	321	7.84	1.27x10	[5]	2.50x10	[6]	19
10	13.7	0.225	1.68x10	[12]	483	11.8	1.92x10	[5]	5.00x10	[6]	26
20	27.3	0.165	3.35x10	[12]	706	17.2	2.81x10	[5]	1.00x10	[7]	35

82	THERMAL RECOVERY
TABLE 7.6 — RESERVOIR PARAMETERS
FOR EXAMPLE 7.2

Porosity	0.32
Net thickness, ft	28.2
Gross thickness, ft*	35.0
Oil initially in place, bbl/acre-ft	1520
Current water cut	0.21
Residual oil to steam, bbl/acre-ft	372
Volumetric heat capacity of heated reservoir, Btu/cu ft-°F	38.8
Volumetric heat capacity of adjacent formations	41.9
Thermal diffusivity of adjacent formations, sq ft/D	0.81
Well radius, ft	0.25
Maximum allowed injection pressure, psig	780
Current reservoir pressure, psig	215
Formation volume factor at 215 psi	1.00
Permeability, md	2920
Initial reservoir temperature, °F	80
Oil viscosity at 80°F, cp	185

*	Includes 5-ft clay streak between the two sands.
Finally, the cumulative steam/oil ratio is calculated from the cumulative production and cumulative equivalent steam injected (expressed as condensate), all of which are given in Table 7.5. The cumulative equivalent steam injection is calculated using Eq. 7.15, where W ’s,eq. is in barrels. The steam/oil ratio is calculated using Eq. 7.16.
     Results shown in Table 7.5 indicate that after 1 year the predicted steam/oil ratios would be greater than 10 bbl of equivalent steam per barrel of produced oil. If a capture factor of 100% could be realized instead of the 70% used here, the predicted steam/oil ratios would be lower by 43%. Despite the high initial oil saturation, the steam/oil ratio is high in this example, mainly because of the relatively low porosity of 0.18 and the fact that 17% of the gross pay is shale, which also is heated to steam temperature without contributing to the oil production. Other factors that would have resulted in lower steam/oil ratios include a higher quality of the injected steam and lower steam temperature. As Eq. 7.10 shows, the steam zone volume is inversely proportional to the difference between the steam temperature and the initial reservoir temperature. For the same amount of steam injected, low-temperature steam occupies a larger volume than a high-temperature steam and results in a larger steam zone volume and a greater amount of oil displaced and produced.

This example illustrates that (1) a high initial oil content does not guarantee an attractive steam/oil ratio, (2) a fairly low porosity and a low ratio of net/gross sand thickness can increase the steam/oil ratio significantly, (3) higher steam temperatures (or injection pressures) result in lower steam zone volumes and oil recoveries and high steam/oil ratios, (4) the steam/oil ratio increases with time between fillup and steam breakthrough, and (5) because of heat losses to adjacent formations, the rate of growth of the steam decreases with time. Point 4 probably could not be made where gravity override is significant.
     The effect of higher steam temperatures resulting in smaller steam zone volumes, oil recoveries, and oil/steam ratios sometimes can be circumvented. It is generally desirable to inject at a high rate to shorten both the injection phase (for a given amount of heat injected) and the entire operation. This reduces not only operating costs but also the fractional heat losses, both from the wellbore and from the reservoir. But higher injection rates result in higher injection pressures, which for steam are translated into higher injection temperatures and densities. And higher steam pressures result in smaller steam zone volumes. More heat has been injected faster, but this has not improved the recovery. Quite the opposite. Sometimes, however, it is possible to inject at a high rate at the beginning and then reduce the injection pressure (and temperature) to allow the steam zone to expand more rapidly. In the case of variable heat injection rates, the steam zone volume can be calculated by using superposition, as illustrated in Chap. 5.
     A method intermediate in complexity between the one discussed here and complete thermal numerical simulation is described by Davies et al.27 In that method, streamtubes are idealized by converging and diverging straight-sided channels, to which the steam displacement calculations first made by Willman et al.1 are applied. The method was developed for the repeated five-spot well pattern but could be extended for other cases. As done by Willman et al.,1 Farouq Ali,11 and others, Davies et al. also considers how displacement by the liquid water phase downstream of the condensation front contributes to oil recovery.
7.4 Design of Steam Drives
The design of any field project requires a correlation of its economics and its requirements for technical success. Chaps. 4, 11, and 12 provide some information bearing on design parameters, and other chapters also may be found useful.
     The following should be considered in designing any field project:
     1. Is the reservoir description adequate?
     2. Is there enough oil in place to justify the effort?
     3. Can the old wells be used for thermal operations?
     4. Are there adequate sources of fresh water and fuel?
     5. Is there sufficient information to estimate the likely range of operating variables (such as pressures and rates at injectors and producers) and production performance?

STEAM DRIVES	83

     The reservoir description includes not only the vertical and horizontal distribution of porosity, permeability, oil in place, and gas and water saturations, but also the amount of clays sensitive to fresh water, the lateral continuity of the sands, and any other factor that may influence the operation of the steam drive. The work of Kendall28 is an example of the geologic study that should be available before any supplemental recovery process is installed. Such studies may be reduced in scope or dispensed with when information about similar nearby reservoirs is available. But the importance of a good reservoir description cannot be overemphasized. Inadequate information often leads to delays29 and technical disasters, even in pilot projects (see Chap. 13).
     The elements that must be considered in designing a project are too varied and numerous for complete description in this work. But some of the considerations that are pertinent to any design are identified and discussed in this section by means of an example.
Example 7.2—Designing a Steam Drive
A reservoir at a depth of 1,300 ft has produced by depletion only 4.9% of the initial oil in place, which was 1,520 bbl/acre-ft. The crude viscosity at reservoir temperature is 185 cp. Remaining primary reserves are estimated at 100 bbl/acre-ft. The reservoir is composed of an upper and a lower sand separated by a rather thin (5.0-ft) but continuous clay streak. The gross thicknesses of the upper and lower sands are 17 and 13 ft, and each has a net/gross thickness ratio of 94%. The properties of the sands (which are considered to be common) are given in Table 7.6. The reservoir is being produced through gravel-packed wells completed over the two sands on 2-acre spacing, the well pattern approximating a five-spot. There is no dip to speak of in the accumulation and no bottom water. Consider the requirements for a steam drive in this reservoir.
     The well completion and repair records indicate that essentially all steam injection wells will need to be new. The existing wells, with a few exceptions, are serviceable as producers. The well patterns considered for the steam drive approximate the following options.
     1. Plug and abandon every other producer and drill and complete new injectors at their locations to obtain a 4-acre five-spot pattern.
     2. Infill drill new injectors to obtain a 2-acre five-spot pattern.
     3. Plug and abandon every fourth producer and drill and complete new injectors at their location to obtain an 8-acre nine-spot pattern. These three well patterns are illustrated in Fig. 7.12.
     If the reservoir and crude properties listed in Tables 7.6 and 7.7 and Eqs. 4.2 and 4.3 are used, it is found that if the only mobile phase in the reservoir is oil, the steady-state five-spot injection rate i and production rate q would be related to the downhole pressure drop between injector and producer by

Fig. 7.12 — Well patterns considered in Example 7.2.
TABLE 7.7 — DESIGN DATA — EXAMPLE 7.2

Duration
of Steam	i/Apat Various
Injection	Steam Temperatures’ (B/D-acre)
(years)	400° F	450° F	500° F
0.88	153	176	197
1.33	112	130	149
1.78	90.9	106	122
2.67	67 6	78.9	91.7
4.44	49.6	57.5	67.8

	Oil/Steam Ratio at Various
	Steam Temperatures
	400° F	450° F	500° F
0.888	0.232	0.201	0.175
1.33	0.209	0.181	0.158
1.78	0.192	0.164	0.143
2.67	0.168	0.143	0.123
4.44	0.141	0.119	0.102

	Steam Temperature
Quantity	400° F	450° F	500° F
Cw, Btu/lbm-°F	1.02	1.03	1.05
fhv	0.667	0.619	0.564
Ps, psig	233	408	666
LV/CW∆T	2.53	2.03	1.62
tcD	2.05	1.41	0.940

84	THERMAL RECOVERY
Fig. 7.13 — Conditions considered in designing a steam flood (Example 7.2).
     The length of the side of a five-spot pattern, defined in Table 4, is related to the spacing in acres per pattern by
     For Option 1, A = 4 acres, and the injection rate is calculated as where i is in barrels per day.
     Since the maximum allowed injection pressure is 780 psi and the operator does not think the producers can be operated at bottomhole pressures of less than 100 psi, the maximum pressure drop between wells is about 680 psi. Thus, it appears that the maximum attainable injection or production rate is about 166 B/D. Consideration of the reduction in pattern flow resistance obtainable by steamsoaking all wells indicates production rates of 500 B/D can be achieved — provided the flow resistance of the pattern can be reduced by two-thirds. This appears to require small cyclic steam injection volumes.
     The 500-B/D rate considered achievable with the help of cyclic steam injection still assumes that 185-cp oil is the only flowing phase except in the neighborhood of the wells. In the neighborhood of the wells, the flow resistance is considered to be negligible after cyclic steam injection. It is realized that a pattern flow resistance essentially based on the premise that 185-cp oil is the only flowing phase in the bulk of the reservoir is pessimistic. Note also that in this reservoir the thickness of the larger sand interval is only 17 ft, which is unlikely to cause any pronounced bypassing. If bypassing were significant, injectivity would be governed by the transmissivity of the water and steam instead of that of the oil (see Chap. 4).
     The operator considers that with cyclic steam injection the effective viscosity of the oil would be reduced slightly because of mild increases in temperature, and that bypassing may be slightly more pronounced. These combined effects lead the operator to estimate that 1,000 B/D is achievable under these conditions, with somewhat lower values prevailing at the higher injection rates. The final estimates of i/AP vs. ∆p for the 4-acre five-spot is plotted in Fig. 7.13. Estimates, obtained in a similar manner, for the other patterns under consideration also are plotted in Fig. 7.13. Such estimates are consistent with regional experience.
     At the shallow depth and good injectivity expected in this reservoir, it is reasonable to assume that steam could be delivered downhole at 80% quality.
     As a working guide, it is considered that steam injection will continue until the steam zone occupies 50% of the pattern volume. From Eqs. 7.10 and 7.11, it follows that where AP is the pattern area in acres and t is time in days. This can be rearranged to give the injection rate per pattern area as a function of steam temperature and of the duration of the steam injection period:
     Values of i/AP were calculated at 400, 450, and 500° F steam temperatures and for steam injection periods ranging from 0.88 to 4.4 years. Values of Cw, LV/CW∆T, and Eh were evaluated as in Example 7.1. Key results, including the steam pressure, are listed in Table 7.7. This information is plotted in Fig. 7.13 as curves of i/AP vs. ∆p, but only within the range of similar values given by the injectivity estimates. The intersections of these two sets of i/Ap vs. ∆p curves give the time required to attain a steam zone volume of 50% of the pattern volume, when the indicated steam pressure and injection rates are used.
     A shorter injection period requires a higher steam injection rate and a larger steam injection capacity. If the reservoir is very large, development can proceed in phases, with the equipment (including the steam generators) being moved or used as the phases are developed. This allows the use of high rates for a short time over a small part of the field. When the equipment is used as the phases develop, its amortization is spread out over long times and large oil recoveries.
     Other considerations may be used in delimiting the range of operating conditions. Oil/steam ratio vs. ∆p curves calculated from Eqs. 7.9, 7.10, 7.15, and 7.16

STEAM DRIVES	85

Fig. 7.14 —	Winkleman Dome Nugget production and injection history.[31]
also are listed in Table 7.7. To calculate from Eq. 7.16 the equivalent steam injected, it was assumed that the heat content of the steam at the boiler outlet was the same as that of the steam entering the reservoir. These calculated oil/steam ratios are considered to be insensitive to the well pattern. These oil/steam ratio data were plotted vs. ∆p, but only the intervals corresponding to the injectivity results are shown in Fig. 7.13. These curve segments, which have a negative slope, also are labeled according to the time it takes to attain a steam zone that is 50% of the pattern volume. As shown in Fig. 7.13, the oil/steam ratio vs. ∆p curve exhibits a maximum for each well pattern. If the minimum acceptable oil/steam ratio is 0.1 bbl oil per barrel of equivalent steam injected, the average steam pressure during the life of the project would be at least 330 psig for the 2-acre five-spot well pattern. Higher average steam injection pressures would be required for the longer well spacings.
     Other factors also affect the operation. In this project the operator is willing to drill new wells as required but wants to make use of existing steam generators that will be available from another of his projects. These will have enough capacity to provide an injection rate of 130 B/D-acre. The field is so small that all of it must be developed at the same time, and this imposes an upper limit of 130 B/D-acre. This steam-capacity constraint corresponds to an average steam pressure during the life of the project of no more than 445 psig for the 2-acre five-spot well pattern and slightly more (up to 480 psig) for the larger well patterns. The hatched area in Fig. 7.13 indicates the range of calculated acceptable oil/steam ratios for the patterns under consideration, and the steam injection pressures required to obtain them. And for each injection pressure and well pattern there is a corresponding injection rate obtained from the i/A P vs. ∆p curves. This approach then places limits on the injection pressure (and temperature) of the steam, on the injection rate, on
TABLE 7.8 — SELECTED MAJOR STEAM DRIVE PROJECTS

		Reference
Project and Location	Date Started	(Chap. 7)
Schoonebeek, The Netherlands	1960	19
Tia Juana, Venezuela	1961	23
East Coalinga, CA	1963	15
Winkleman Dome, WY	1964	31,32
Kern River, CA	1964	18
Inglewood, CA	1965	17
Slocum, TX	1967	20,33
Kern River, CA	1968	4,32
Mount Poso, CA	1970	32,34
Smackover, AR	1971	21,32
Kern River, CA	1972	29
Tia Juana Este Venezuela	1975	32
the expected cumulative oil/steam ratio, on the duration of the steam injection period, and on the number of injection wells required. The project should be a technical success if it is operated within the prescribed set of operating conditions. The final choice of operating conditions will be governed by economic and legal factors and will likely be modified by the project response.

The procedure discussed in Example 7.2 can be used either to help design an actual project or to screen candidates for steam drives and obtain a likely range of operating conditions. In the latter case, the range of operating requirements, and their impact on economics, may be refined with tools capable of considering more detailed information on reservoir and crude properties (i.e., thermal numerical simulators). But if the operator is experienced enough with steam drives and with the suggested design procedures, the procedure may serve as adequate guidelines to design a project, given attractive economics.
     This example (1) identifies the principal factors affecting the technical design of a steam drive, (2) discusses the interaction between these factors, (3) provides examples of constraints that limit the practical range of the process variables the operator can affect, and (4) stresses the importance of economics in the final selection of the operating conditions.
7.5 Examples of Field Applications
Matheny30 gives a survey of the 1979 steam-drive projects. The largest commercial steam drive is Getty Oil Co.’s project at Kern River, with oil production rates of about 52,650 bbl reported for 1979.30 The steam drives with the largest production rates in 1979 are identified in Table 15.2. There have been many steam drive pilots, and far fewer large-scale projects.

86	THERMAL RECOVERY

Fig. 7.15 —	Overall steam drive project performance, Tia Juana field, Venezuela.[24]

Fig. 7.16 —	Steamflood production performance in the Smackover field.[31]
Table 7.8 lists some of the major projects. Spacing per injection well ranges from about 2.5 acres at Kern River 18 to more than 15 acres at Schoonebeek.19 In most projects, the steam pressures range from 400 to 600 psi. with a high of 1,350 psi at Winkleman Dome.30, 31 (Of the projects reported in Table 7.1, Brea had a steam pressure of 2,000 psi.) The permeability at Winkleman Dome is the lower, about 650 md, whereas all the other projects are from 2 to 40 times as permeable. With the exception of the Winkleman Dome project, which has a porosity of 0.25, all have porosities of 0.30 or greater. Oil viscosities at reservoir temperature range from 280 cp at Mount Poso to about 4,000 cp at Kern River.18 On the whole these projects represent the larger of the early steamflood operations — those that generally have achieved oil production responses of about 1,000 B/D and higher. Of these, the Slocum, Kern River (1968), and East Coalinga projects have been converted to cold-water injection. The purpose of the water injection is to reduce operating costs while maintaining (and even increasing) pressure gradients in the reservoir and increasing the heat utilization. Injected water will be heated by the heat stored in the reservoir and will recover some of the heat lost to the adjacent formations during steam injection. Alternative ways to terminate a steamflood include blowing the pressure down and injecting foam.
     Examples of production performance of steam drives are given in Figs. 7.14, 7.15, and 7.16, corresponding to the projects at Winkleman Dome, Tia Juana, and Smackover fields. The production performance at Winkleman Dome reflects the four expansions that followed an initial evaluation pilot. A gradual growth is characteristic of most large steam drive projects, not only to test the technology but also to generate income for further expansion and reduce peak personnel requirements. Note that at Winkleman Dome, the oil/steam ratio generally decreased with time. This is the opposite of the behavior observed at the Smackover project (Fig. 7.16). The performance graph of the latter project distinguishes between the total oil recovery and that resulting from the steam injection. Also, total rate of heat injection is given in millions of Btu’s per month rather than in barrels of steam (as condensed water) per day. Both ways of expressing the steam injection rate require additional information to find the rate of injection of steam vapor. The performance at Tia Juana (Fig. 7.15) is shown to indicate that steam drives often are combined with cyclic steam injection to improve production rates and reduce the flow resistance between wells. This cyclic steam injection usually is carried out before the steam drive is started, but as the figure shows, it also can be used during the steam drive itself. This treatment more likely would be used in those reservoirs containing high-viscosity oils, where the flow resistance is relatively high.
References
1.	Willman, B.T., Valleroy, V.V., Runberg, G.W., Cornelius, A.J., and Powers, L.W.: “Laboratory Studies of Oil Recovery by Steam Injection,” J. Pet. Tech. (July 1961) 681-

STEAM DRIVES	87
690; Trans., AIME, 222.

2.	Volek, C.W. and Pryor, J.A.: “Steam Distillation Drive — Brea Field, California,” J. Pet. Tech. (Aug. 1972) 899-906.

3.	Wu, C.H. and Brown, A.: “A Laboratory Study on Steam Distillation in Porous Media,” paper SPE 5569 presented at the SPE 50th Annual Technical Conference and Exhibition, Dallas, Sept. 28-Oct. 1, 1975.

4.	Blevins, T.R. and Billingsley, R.H.: “The Ten-Pattern Steamflood, Kern River Field, California,” J. Pet. Tech. (Dec. 1975) 1505-1514; Trans.. AIME, 259.

5.	Harmsen, G.J.: “Oil Recovery by Hot-Water and Steam Injection,” paper PD9 presented at Eighth World Pet. Cong., Moscow, June 13-16, 1971.

6.	Miller, C.A.: “Stability of Moving Surfaces in Fluid Systems With Heat and Mass Transport; III. Stability of Displacement Fronts in Porous Media,” AIChE J. (May 1975) 474-479.

7.	Muskat, M.: The Flow of Homogeneous Fluids Through Porous Media, J.W. Edwards Inc., Ann Arbor, MI (1946) 458-465.

8.	Hagoort, J., Leijnse, A. and van Poelgeest, F.: “Steam-Strip Drive: A Potential Tertiary Recovery Process,” J. Pet. Tech. (Dec. 1976) 1409-1419.

9.	Combarnous, M. and Sourieau, P.: “Les Méthodes Thermiques de Production des Hydrocarbures,” Revue, Inst. Francais du Pétrole (July-Aug. 1976) Chap. 3, 543-577.

10.	Mandl, G. and Volek, C.W.: “Heat and Mass Transport in Steam-Drive Processes,” J. Pet. Tech. (March 1969) 59-79; Trans., AIME, 246.

11.	Farouk Ali, S.M.: Oil Recovery by Steam Injection, Producers Publishing Co. Inc., Bradford, PA (1970).

12.	Neuman, C.H.: “A Mathematical Model of the Steam Drive Process—Applications,” paper SPE 4757 presented at the SPE 45th Annual California Regional Meeting, Ventura, CA, April 2-4, 1975.

13.	Marx, J.W. and Langenheim, R.H.: “Reservoir Heating by Hot Fluid Injection,” Trans., AIME (1959) 216, 312-315.

14.	Myhill, N.A. and Stegemeier, G.L.: “Steam Drive Correlation and Prediction,” J. Pet. Tech. (Feb. 1978) 173-182.

15.	van Lookeren, J.: “Calculation Methods for Linear and Radial Steam Flow in Oil Reservoirs,” paper SPE 6788 presented at the SPE 52nd Technical Conference and Exhibition, Denver, Oct. 9-12, 1977.

16.	Afoeju, B.I.: “Conversion of Steam Injection to Waterflood, East Coalinga Field,” J. Pet. Tech. (Nov. 1974) 1227-1232.

17.	Hearn, C.L.: “The El Dorado Steam Drive—A Pilot Tertiary Recovery Test,” J. Pet. Tech. (Nov. 1972) 1377-1384.

18.	Blevins, T.R., Aseltine, R.J., and Kirk, R.S.: “Analysis of a Steam Drive Project, Inglewood Field, California,” J. Pet. Tech. (Sept. 1969) 1141-1150.

19.	Bursell, C.G.: “Steam Displacement—Kern River Field,” J. Pet. Tech. (Oct. 1970) 1225-1231.

20.	van Dijk, C: “Steam-Drive Project in the Schoonebeek Field, The Netherlands,” J. Pet. Tech. (March 1968) 295-302; Trans., AIME, 243.

21.	Hall, A.L. and Bowman, R.W.: “Operation and Performance of the Slocum Thermal Recovery Project,” J. Pet. Tech. (April 1973) 402-408.

22.	Smith, R.V., Bertuzzi, A.F., Templeton, E.E., and Clampitt, R.L.: “Recovery of Oil by Steam Injection in the Smackover Field, Arkansas,” J. Pet. Tech. (Aug. 1973) 883-889.

23.	French, M.S. and Howard, R.L.: “The Steamflood Job, Hefner Sho-Vel-Tum,” Oil and Gas J. (July 17, 1967) 64-66.

24.	de Haan, M.J. and Schenk, L.: “Performance Analysis of a Major Steam Drive Project in the Tia Juana Field, Western Venezuela,” J. Pet. Tech. (Jan. 1969) 111-119; Trans., AIME, 246.

25.	Jones, J.: “Steam Drive Model for Hand-Held Programmable Calculators,” J. Pet. Tech. (Sept. 1981) 1583-1598.

26.	Baker, P.E.: “Effect of Pressure and Rate on Steam Zone Development in Steamflooding,” Soc. Pet. Eng. J. (Oct. 1973) 274-284; Trans., AIME, 255.

27.	Davies, L.G., Silberberg, I.H., and Caudle, B.H.: “A Method of Predicting Oil Recovery in a Five-Spot Steamflood,” J. Pet. Tech. (Sept. 1968) 1050-1058; Trans., AIME, 243.

28.	Kendall, G.H.: “Importance of Reservoir Description in Evaluating In-Situ Recovery Methods for Cold Lake Heavy Oil — Part 1, Reservoir Description,” paper 7620 presented at the CIM 27th Annual Technical Meeting, Calgary, Canada, June 7-11,1976.

29.	Duerksen, J.H. and Gomaa, E.E.: “Status of the Section 266 Steamflood, Midway-Sunset Field, California,” paper SPE 6748 presented at the SPE 52nd Annual Technical Conference and Exhibition, Denver, Oct. 9-12, 1977.

30.	Matheny, S.L. Jr.: “EOR Methods Help Ultimate Recovery,” Oil and Gas J. (March 31, 1980) 74-124.

31.	Pollock, C.B. and Buxton, T.S.: “Winkleman Dome Steam Drive a Success,” Oil and Gas J. (Aug. 10, 1970) 151-154.

32.	Enhanced Oil Recovery Field Reports, Society of Petroleum Engineers, Dallas (Sept. 1980) 6, 1.

33.	Enhanced Oil Recovery Field Reports, Society of Petroleum Engineers, Dallas (June 1979) 5, 1.

34.	Stokes, D.D., Brew, J.R, Whitten, D.G., and Wooden, L.G.: “Steam Drive as a Supplemental Recovery Process in an Intermediate-Viscosity Reservoir, Mount Poso Field, California,” J. Pet. Tech. (Jan. 1978) 125-131.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
Exhibit B
[See attached table.]

7

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
Exhibit C
[See attached table.]

8